November 12, 2010
By EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	JWC Acquisition Corp. Registration Statement on Form S-1 File No. 333-168798 (the “Registration Statement”)
Mr. Reynolds:
On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 10, 2010, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above to address the Staff’s comments and is supplementally providing you with a copy of Amendment No. 4, which is marked to show changes against Amendment No. 3.
General
1.	We note your response to prior comment four from our letter dated October 14, 2010 in which you state your intention to file executed copies of all agreements whereby your sponsor, officers, and directors, have agreed to certain actions or to waive certain rights. Currently your exhibits index reflects that these agreements have been filed, instead of “to be filed by amendment.” Please revise or advise.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised the exhibit list on pages II-6 and E-1 of the Registration Statement to reflect that executed versions of Exhibits 10.2, 10.3 and 10.4 will be filed with a subsequent pre-effective amendment to the Registration Statement. The Company supplementally advises the Staff that the executed versions of Exhibits 10.2, 10.3 and 10.4 will be based on the forms filed by as exhibits to Amendment No. 2 to the Registration Statement on October 26, 2010.
2.	We note your response to prior comment seven from our letter dated October 14, 2010 and the discussion of Rule 10b-18 on page 48. With a view to disclosure, advise us what consideration you have given to proposed changes to Rule 10b-18 in Exchange Act Release 34-61414.

Mr. John Reynolds
November 12, 2010

Response: The Company advises the Staff that it has given consideration to the proposed changes to Rule 10b-18 in Exchange Act Release 34-61414. As a result, the Company has revised the disclosure on pages 11, 12, 22, 25, 33, 48 and 66 of Amendment No. 4 to clarify that the conditions to the availability of the safe harbor provided by Rule 10b-18, as in effect at the time the Company seeks to purchase its common stock may not be satisfied, in which case it is likely that the Company will not make such purchases.
Prospectus Cover Page
3.	It appears that the lengthy third paragraph regarding redemptions has been deleted. Please revise to briefly discuss the fundamental feature(s) of the redemption provision.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised the cover page accordingly.
Use of Proceeds, page 45
4.	We note your response to prior comment nine from our letter dated October 14, 2010. The revised text on page 47 does not appear to correspond to your response. In this respect your revised text stating that “or we otherwise decided to make such a change” does not appear limited to changes made pre-effectively. Please advise or revise.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised pages 45 and 47 of Amendment No. 4 accordingly.
Related Party Transaction, page 57
5.	We note the disclosure on page 58 and elsewhere that up “to $500,000 in loans may be convertible into warrants of the post business combination entity at a price of $.75 per warrant at the option of the lender.” Please advise if the Letter Agreements address the loans and $500,000 provision. To the extent agreements or arrangements exists covering these loans, please file as exhibits and disclose the material terms. It is unclear, for example, how long the lender would have the option to elect conversion.
Response: There are no agreements that exist which cover the above-referenced loans because the terms of such loans will depend on the market conditions in existence at the time such borrowings are made. However, the Company has filed a revised form of its amended and restated certificate of incorporation as Exhibit 3.1 to Amendment No. 4 to clarify that (i) the Company may not make more than an aggregate of $500,000 in borrowings that are convertible into equity securities of the Company from its sponsor, its sponsor’s affiliates or its officers and directors, and (ii) any such convertible borrowings would be convertible, at the election of the lenders made at any time prior to the

Mr. John Reynolds
November 12, 2010

consummation of the Company’s initial business combination, into warrants of the Company having an exercise price of $.75 per warrant.
Exhibits
Exhibits 3.1
6.	We note your response to prior comment 14 from our letter dated October 14, 2010 and believe additional disclosure is warranted. Please revise your disclosure where you address the 65% vote requirement to modify Article 9 to indicate that your existing investors, officers and directors, who control approximately 14% of your shares, have discretion in how they vote on any modification to Article 9.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised pages 39 and 105 of Amendment No. 4 accordingly.

Mr. John Reynolds
November 12, 2010

Please call the undersigned if you have any questions or additional comments.

Very truly yours,
/s/ Bernard S. Kramer

Bernard S. Kramer

cc:	Adam Suttin Joel Rubinstein Bruce Mendelsohn